Exhibit 99.6

CONSENT OF QIANG CHEN

Asia Times Holdings Limited (the “Company”) intends to file a Registration Statement on Form F-l (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of

1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

Dated: 9.25.2018

By: /s/ Qiang Chen

Qiang Chen